500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

                 September 7, 2012

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 50 to Registration Statement on Form N-1A for MFS Series Trust III ("Trust III") on behalf of MFS High Yield Pooled Portfolio (File Nos. 2-60491 and 811-2794) and Post Effective Amendment No. 43 to Registration Statement on Form N-1A for MFS Series Trust VII on behalf of MFS Equity Income Fund (File Nos. 2-68918 and 811-3090) ("Trust VII")

Ladies and Gentlemen:

On behalf of the Trust III and Trust VII, this letter sets forth our responses to your comments of August 9, 2012, on the above-mentioned Post-Effective Amendments to the Registration Statements ("PEAs") filed with the Securities and Exchange Commission (the "SEC") on June 29, 2012, and July 11, 2012, respectively. The PEAs were filed for the purpose of registering MFS High Yield Pooled Portfolio as a new series of Trust III and MFS Equity Income Fund as a new series of Trust VII (each a “Fund” and collectively the “Funds”). Comments and responses apply to both Funds unless otherwise indicated.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Registration Statements.

Response:	As requested, in connection with the filing of the above-referenced Registration Statements, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

Securities and Exchange Commission
September 7, 2012

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectuses

2.	Comment:
With respect to MFS High Yield Pooled Portfolio, per Item 3 of Form N-1A, the following narrative should be included in "Fees and Expenses": "This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund."

Response:	The requested change will be made.

3.	Comment:
Confirm that the fee table will be completed and that any fee waiver or expense limitation described in the fee table will be in effect for at least one year and that the fee table will state the period through which it is expected to continue and under what circumstances the waiver or limitation may be terminated.

Response:	Confirmed.

4.	Comment:	Please delete the parenthetical "(unless otherwise indicated)" included in the narrative introduction to the expense Example.

Response:	The requested change will be made for MFS High Yield Pooled Portfolio because the Fund does not have a contingent deferred sales charge.

With respect to MFS Equity Income Fund, Instruction 1(b) to Item 3 of Form N-1A allows a fund to "modify the narrative explanations if the explanation contains comparable information to that shown" in the item. Because the Fund offers classes with contingent deferred sales charges, we believe our introduction to the Example, including the phrase "(unless otherwise indicated)", is appropriate and includes comparable information to the sample narrative shown in Form N-1A. Therefore, we respectfully decline to remove "(unless otherwise indicated)" from the narrative explanation.

Securities and Exchange Commission
September 7, 2012

5.	Comment
Within the "Principal Investment Strategies" section, please clarify that "net assets" for purposes of the 80% name test includes borrowing for investment purposes, as required by Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

Response:
To the extent the Fund borrows for investment purposes, the borrowing would be included in the Fund's net assets for purposes of the Fund's 80% investment policy as required by Rule 35d-1.  However, because borrowings for investment purposes are not a principal strategy for the Fund, we do not believe it is necessary to include the technical definition of net assets in the prospectus disclosure for the Fund.  For funds where borrowing for investment purposes is a principal investment strategy of the fund, we would include the requested disclosure.

6.	Comment:
With respect to MFS High Yield Pooled Portfolio, within the "Principal Investment Strategies" section, please clarify that "high income debt instruments" referenced in the 80% name test refers to below investment grade bonds.

Response:	In order to more closely tie the Fund's Rule 35d-1 80% policy to the name of the fund, we will modify the 80% policy as follows:

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests at least 80% of the fund’s net assets in high yielding ~~income~~ debt instruments.

Rule 35d-1 requires that a fund have a policy to invest at least 80% of its nets assets in the type of investment suggested by the fund's name. We believe that our 80% policy is reasonable and permitted under current SEC requirements. Although the response to question 7 in the Frequently Asked Questions about Rule 35d-1 (Investment Company Names) dated December 4, 2001(the "FAQ"), states that a fund using the term “high-yield” in its name generally must have a policy to invest at least 80% of its assets in bonds that are below investment grade, we do not believe that this is the only permissible definition of "high yield." In footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828; File No. S7-11-97), the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies in the prospectus. As noted in the FAQ, the SEC acknowledged that the definition of "high yield" was different in the municipal market context and that a policy to invest in bonds that are below investment grade was not required but rather the fund should have a strategy to invest in higher yielding bonds compared to other

Securities and Exchange Commission
September 7, 2012

municipal funds. Similarly we do not believe that the term "high yield" necessarily is limited to below investment grade corporate bonds. We believe the use of the term "high yield" in the Fund's name suggests that the Fund will invest in high yield investments. While the majority of these investments may likely be below investment grade corporate bonds, we do not believe that only this type of investment should be included in the Fund's Rule 35d-1 80% policy. For example, we also believe it could be appropriate for the Fund to invest in high-yielding foreign corporate and government bonds as well as high yielding asset-backed securities, whether or not these securities are rated below investment grade. Finally, we note that many funds that use "high income" in their name do not have any 35d-1 80% test, presumably arguing that the use of the term "high income" in a fund's name suggests an investment strategy rather than an investment type. (See, for example, questions 8 and 9 in the FAQ regarding use of the terms "tax sensitive" and "income" in a fund's name.) We believe that the same argument could be made for the use of the term "high yield" as high yield and high income funds are generally included in the same fund category and we do not believe investors make a distinction between funds with "high income" vs. "high yield" in their name. We also note that the Fund's prospectus includes principal investment strategy disclosure stating that the Fund may invest up to 100% of its assets in debt instruments rated below investment grade.

7.	Comment:
With respect to MFS High Yield Pooled Portfolio's principal investment strategy of investing in debt instruments, will there be a maturity focus?  If so, consider disclosing and identifying the expected dollar-weighted average maturity as it relates to investing in debt instruments.

Response:	It is not expected that the Fund will have a principal investment strategy of managing its debt investments to have a certain dollar-weighted average maturity.

8.	Comment:
With respect to MFS Equity Income Fund, within the "Principal Investment Strategies" section, please revise the definition of equity securities to include only convertible securities that are in the money and immediately convertible into equity for purposes of the Fund's 80% equity name test.

Response:
We believe that the current definition of equity securities included in the Fund's prospectus is reasonable and permitted under current SEC requirements. We note that in footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828; File No. S7-11-97) the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies.  We believe that it is reasonable to include all securities that are convertible into equity securities as equity securities because all convertible securities are considered to be equity securities under the Securities Act of 1933.  Specifically, we note that Rule 405 of the Securities Act of 1933 defines equity securities as:

Securities and Exchange Commission
September 7, 2012

"[a]ny stock or similar security, certificate of interest or participation in any profit sharing agreement, reorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; or any security convertible, with or without consideration into such a security, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so."

We therefore respectfully decline to amend our equity security definition.

9.	Comment:
With respect to MFS Equity Income Fund, within the "Principal Investment Strategies" section, the disclosure lists real estate investment trusts ("REITS") as a type of equity security in which the Fund may invest. Please clarify that the definition of equity securities includes only equity interests in REITS.

Response:	The requested change will be made as follows:

Equity securities include common stocks, preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts (REITs), and depositary receipts for those securities.

10.	Comment:
With respect to each Fund's principal investment strategy stating that "MFS may invest the fund's assets in foreign securities," please confirm whether the Funds intend to invest in emerging markets as a principal investment strategy, and if so, consider including emerging markets disclosure in the "Principal Investment Strategies" and the "Principal Risks" sections of each prospectus accordingly.

Response:	It is not expected that investing in emerging markets will be a principal investment strategy of the Funds.

Securities and Exchange Commission
September 7, 2012

11.	Comment:
With respect to MFS High Yield Pooled Portfolio's "Principal Investment Strategies" disclosure regarding derivatives, please confirm that the derivatives listed will be used as principal investment strategies in managing the Fund.

Response:
The use of derivatives may be a principal investment strategy for the Fund and the prospectus lists the derivative types that we believe may be used as part of the Fund's investment strategy.  We have reviewed the July 30, 2010, letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosures by Investment Companies (the "Derivatives Letter"), and believe that the Fund's derivatives disclosure is consistent with applicable SEC requirements.

12.	Comment:	With respect to MFS High Yield Pooled Portfolio, please consider adding a cross reference to "Leveraging Risk" in the "Derivatives Risk" disclosure in the "Principal Risks" section of the prospectus.

Response:
The "Derivatives Risk" disclosure includes the following statement: "Derivatives can involve leverage." We do not believe a cross-reference will add to investors' understanding of the information presented and respectfully decline to add a cross reference.

13.	Comment:	With respect to MFS Equity Income Fund, please confirm whether "Counterparty and Third Party Risk" is included because the Fund intends to invest in derivatives.

Response:
"Counterparty and Third Party Risk" may be a principal risk of the Fund, but there is no specific corresponding principal investment strategy and inclusion of this risk disclosure does not necessarily signify the Fund's intention to invest in derivatives.

14.	Comment:
The Investment Objective section within the statutory prospectus states "The fund's objective may be changed without shareholder approval." Please confirm whether shareholders will be notified if the Fund's investment objective is changed.

Response:	We will provide shareholder notice of objective changes if the objective change materially affects how the Fund is managed.

15.	Comment:
With respect to the Portfolio Manager chart in the statutory prospectus, state the positions the Portfolio Managers have held within the past five years and disclose if they have had any responsibility for managing a specific type of investment.

Securities and Exchange Commission
September 7, 2012

Response:
We believe that the current disclosure satisfies the requirements of Item 10(a)(2) of Form N-1A to disclose the Portfolio Manager's business experience during the past five years and, therefore, respectfully decline to amend this disclosure.

16.	Comment:
With respect to MFS High Yield Pooled Portfolio, the Distribution Options disclosure states that "Dividends and capital gains distributions will automatically be reinvested in additional shares of the fund."  Please confirm whether any additional options are available.

Response:	All dividends and capital gains will be reinvested in additional shares of the Fund. No additional distributions options will be available for this Fund.

17.	Comment:
The back cover page of the prospectus states that the Fund's Statement of Additional Information, "as may be supplemented from time to time," is incorporated by reference into the prospectus.  Please note that the SEC takes the position that supplements to the Statement of Additional Information filed after the date of the current prospectus would not be incorporated by reference into the prospectus.

Response:
We are aware of the SEC's position regarding incorporation by reference, which would not consider supplements to the Statement of Additional Information filed after the date of the current prospectus as being incorporated by reference into the prospectus.

Securities and Exchange Commission
September 7, 2012

Statement of Additional Information

18.	Comment:
In "Appendix A – Trustee Compensation and Committees", "N/A" is used in the Aggregate Compensation Paid by Fund and Retirement Benefits Accrued as Part of Fund Expense columns of the Trustee Compensation Table.  Is "N/A" applicable or should it be "None"?

Response:
The Interested Trustee is not eligible to receive compensation from the Funds and therefore we believe "N/A" is appropriate for the Interested Trustee.  With respect to MFS High Yield Pooled Portfolio, we will change "N/A" to "$0" as the Non-Interested Trustees will not receive compensation from the Fund. With respect to MFS Equity Income Fund, we will replace "N/A" with an estimate of current year compensation for the Non-Interested Trustees.

19.	Comment:
Within "Appendix B – Share Ownership," with respect to Control Persons, in accordance with Item 18(a) of Form N-1A, please include the required information including the name and address of each person who controls the Fund, an explanation of the effect of that control on the voting rights of other security holders, and if the control person is a company, give the jurisdiction under the laws of which it is organized and all parents of the control person.

Response:	Given that the shares of the Fund are not yet offered for sale, we will revise our disclosure as follows:

~~As of the initial public offering of shares of the Fund, 100% of the Fund's outstanding shares were held by MFS or an MFS affiliate.~~ As of [effective date], no shares of the Fund were owned because the Fund had not yet commenced operations."

Supplement to the Current Statement of Additional Information – Part II - Dated
September 12, 2012

20.	Comment:
Under "Appendix E – Investment Restrictions," fundamental investment restriction (3) states that a fund may not "issue any senior securities except to the extent not prohibited by the 1940 Act and exemptive orders granted under such Act." Please describe any exemptive orders that the Fund has applied for and have been granted that permit transactions that would otherwise be prohibited by a fundamental investment restriction. In addition, where an exemptive order has been applied for but not yet granted, state that there is no assurance that the order will be granted.

Securities and Exchange Commission
September 7, 2012

Response:
To the extent that we are relying on an exemptive order to permit a transaction that would otherwise be prohibited by a fundamental investment limitation, we have included disclosure describing the exemptive order as required by such exemptive order (e.g., see "Interfund Borrowing and Lending Program" within "Appendix D – Investment Strategies and Risks" of the SAI Part II).  If we describe an exemptive order that has been filed but not yet granted, we will disclose that the description is based on the exemptive order filed.

Statement of Additional Information Part II - Dated September 28, 2011

21.	Comment:
With respect to "Board Leadership Structure and Oversight" within "Management of the Fund," per Item 17(b)(1) of Form N-1A, please describe why the Fund has determined that the leadership structure is appropriate given the specific characteristics and circumstances of the Fund.

Response:	We will revise the disclosure as follows:

Board Leadership Structure and Oversight — The following provides an overview of the leadership structure of the Board of Trustees (the "Board") of the funds managed by MFS and overseen by the Board (the "MFS Family of Funds") and the Board’s oversight of the Funds’ risk management process. The Board consists of ten Trustees, nine of whom are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”). An Independent Trustee serves as Chair of the Trustees. ~~In addition, each~~Taking into account the number, the diversity and the complexity of the Funds overseen by the Board and the aggregate amount of assets under management in the Funds, the Board has determined that the efficient conduct of its affairs makes it desirable to delegate responsibility for certain specific matters to Committees of the Board.  Each of the seven standing Committees of the Board, to which the Board has delegated certain authority and oversight responsibilities, is comprised exclusively of Independent Trustees. For a description of the oversight functions of each of the Committees, see “Committees” in Appendix A to Part I of this SAI. Three of the Committees have as members all of the Independent Trustees, and the remaining Committees have four Independent Trustees as members. In connection with each of the Board’s regular meetings, the Independent Trustees meet separately from MFS with their counsel and with the Funds’ Independent Chief Compliance Officer. The Independent Trustees also meet periodically with the Funds’ Independent Chief Compliance Officer to receive reports regarding the compliance of the Funds with the federal securities laws and the Funds’ compliance policies and procedures. The Board reviews its leadership structure periodically and believes that its structure is appropriate to enable the board to exercise its oversight of the Funds.

Securities and Exchange Commission
September 7, 2012

22.	Comment:	Please include an address for MFS Service Center, Inc., within the "Shareholder Servicing Agent" paragraph under "Management of the Fund."

Response:	The address of the Shareholder Servicing Agent is provided on the back page of each Fund's prospectus; therefore, we respectfully decline to add this disclosure.

23.	Comment:
The list of recipients in "Appendix F - Recipients of Non-Public Portfolio Holdings on an Ongoing Basis" is current as of August 1, 2011.  Please update the list of recipients using a more current date.

Response:	The list of recipients included in Appendix F will be updated as of August 1, 2012, and included in the Statement of Additional Information Part II, dated September 28, 2012.

24.	Comment:	Within "Appendix A - Trustees and Officers – Identification and Background," please add "During the Past Five Years" to the "Other Directorships" column header in the Trustees and Officers table.

Response:	The requested change will be made in the next update of the Statement of Additional Information Part II, dated September 28, 2012.

25.	Comment:
Footnote 2 to "Appendix A – Trustees and Officers – Identification and Background" states "Each Trustee oversees 98 funds in the MFS Family of Funds as of December 31, 2010."  Within the final paragraph of the narrative relating to the experience of the Trustees, the disclosure states: "As of January 1, 2011, the Trustees served as board members of 105 funds within the MFS Family of Funds."  Please confirm the reason for the inconsistency between the number of funds overseen by the Trustees.

Response:
The following change will be made in the Statement of Additional Information Part II, dated September 28, 2012: "As of January 1, 2012, the Trustees served as board members of 131 funds within the MFS Family of Funds."

Securities and Exchange Commission
September 7, 2012

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

                                               BRIAN E. LANGENFELD
Brian E. Langenfeld
Assistant Secretary